Exhibit 4.2

DESCRIPTION OF THERMON GROUP HOLDINGS, INC.’S CAPITAL STOCK
The following description of the capital stock of Thermon Group Holdings, Inc. (the “Company”) and certain provisions of the Second Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”) and the Second Amended and Restated Bylaws of the Company (the “Bylaws”) is intended as a summary only, and is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws, each of which has been filed with the Securities and Exchange Commission.
The authorized capital of the Company consists of 150,000,000 shares of common stock, $0.001 par value per share (the “Common Stock”), and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share (the “Preferred Stock”). The rights, powers, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.
Common Stock
Shares of Common Stock have the following rights, preferences and privileges:

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Voting Rights. Each outstanding share of Common Stock entitles its holder to one vote on all matters submitted to a vote of the Company’s stockholders, including the election of directors. There are no cumulative voting rights. Directors of the Company will be elected by a plurality of the votes cast in the election of directors. Generally, all other matters to be voted on by stockholders must be approved by a majority of the votes which could be cast by the holders of shares of Common Stock present in person or represented by proxy and entitled to vote.

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Dividends. Subject to the rights of the holders of any Preferred Stock which may be outstanding from time to time, the holders of Common Stock are entitled to receive dividends as, when and if dividends are declared by the Board of Directors of the Company (the “Board”) out of assets legally available for the payment of dividends.

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Liquidation. In the event of a liquidation, dissolution or winding up of the Company’s affairs, whether voluntary or involuntary, after payment of the Company’s liabilities and obligations to creditors and any holders of Preferred Stock, the Company’s remaining assets will be distributed ratably among the holders of shares of Common Stock on a per share basis.

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Other Rights and Preferences. The holders of Common Stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock is not subject to liability for further calls or to assessments by the Company.

•	Merger. In the event the Company merges or consolidates with or into another entity, holders of each share of Common Stock will be entitled to receive the same per share consideration.
The Common Stock is listed on the New York Stock Exchange under the symbol “THR”.
The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.
Undesignated Preferred Stock
The Certificate of Incorporation provides that the Board has the authority, without action by the stockholders, to designate and issue up to 10,000,000 shares of Preferred Stock in one or more classes or series and to fix for each class or series the powers, rights, preferences and privileges of each series of Preferred Stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of Common Stock. There are no shares of Preferred Stock currently outstanding as of the date hereof, and the Company has no present plans to issue any shares of Preferred Stock. Any issuance of shares of Preferred Stock could adversely affect the voting power of holders of Common Stock, and the likelihood that any Preferred Stock holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control of the Company.
Anti-Takeover Effect of Certain Provisions of the Certificate of Incorporation, the Bylaws and Delaware Law
Certain provisions of the Certificate of Incorporation, the Bylaws and the General Corporation Law of the State of Delaware, as amended (the “DGCL”), contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of the Company. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of the Company to negotiate first with the Board. However, these provisions may also delay, deter or prevent a change in control or other takeover of the Company that the stockholders of the Company might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of the Common Stock, and also may limit the price that investors are willing to pay in the future for the Common Stock. These provisions may also have the effect of preventing changes in Company management.
Certificate of Incorporation and Bylaws
The Certificate of Incorporation and the Bylaws include anti-takeover provisions that:

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authorize the Board, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and establish the rights and other terms of that series;

•	require that actions to be taken by the stockholders may be taken only at an annual or special meeting of the Company’s stockholders and not by written consent;

•	specify that special meetings of the Company’s stockholders can be called only by the Board, the Chairman of the Board, the Company’s chief executive officer or the Company’s president;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to the Board and other proposals to be brought before a stockholders meeting;

•	provide that the Bylaws may be amended by the Board without stockholder approval;

•	allow the Board to establish the size of the Board by action of the Board, subject to a minimum of three members;

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provide that vacancies on the Board or newly created directorships resulting from an increase in the number of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	do not give the holders of Common Stock cumulative voting rights with respect to the election of directors; and

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prohibit the Company from engaging in certain business combinations with any interested stockholder (as defined below) unless specified conditions are satisfied as described below under “Business Combinations under Section 203 of the DGCL.”

Business Combinations under Section 203 of the DGCL
The Company has opted out of Section 203 of the DGCL, which regulates corporate takeovers. However, the Certificate of Incorporation contains provisions that are similar to Section 203 of the DGCL. Specifically, the Certificate of Incorporation provides that the Company may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless:

•	prior to the time that person became an interested stockholder, the Board approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

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upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to the time the person became an interested stockholder, the business combination is approved by the Board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the Company’s voting stock. These provisions could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.
Limitations on Liability and Indemnification of Officers and Directors
The Certificate of Incorporation and Bylaws limit the liability of the Company’s directors to the fullest extent permitted by the DGCL and provide that the Company will indemnify its officers and directors to the fullest extent permitted by the DGCL. The Company currently maintains director and officer liability insurance as of the date hereof, and intends to continue doing so if such insurance remains available on commercially reasonable terms.